INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that JNL/Curian Enhanced S&P 500 Stock Index Fund, JNL/Curian S&P 500 Index Fund, JNL/Curian S&P 400 Mid Cap Index Fund, and JNL/Curian Small Cap Index Fund, funds within the JNL Series Trust (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from December 15, 2003 (commencement date of the affiliated custodian relationship) through December 31, 2003:

     1. Confirmation of all securities held as of December 31, 2003 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation;

     2.   Verification    of   all    securities    purchased/sold    but    not
          received/delivered and securities in transit as of December 31, 2003 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Curian Clearing LLC;

     4. Agreement of selected security purchases and sales since December 15, 2003, from the books and records of the Funds to trade tickets or broker confirmations;

     5. Confirmation of cash and cash equivalents held as of December 31, 2003, with each respective financial institution and verification of reconciling items to evidence of subsequent settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003 and for the period from December 15, 2003 through December 31, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds, the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


[GRAPHIC OMITTED]

/s/ KPMG LLP

Chicago, Illinois
February 20, 2004

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the JNL/Curian Enhanced S&P 500 Stock Index Fund, JNL/Curian S&P 500 Index Fund, JNL/Curian S&P 400 Mid Cap Index Fund, and JNL/Curian Small Cap Index Fund, funds within JNL Series Trust (collectively, the "Funds"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003, and from December 15, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from December 15, 2003 through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds.


     JNL Series Trust

     By:/s/ Mark Nerud
        ------------------------
        Mark Nerud, Vice President, Treasurer and Chief Financial Officer